SENT BY: SECETARIAL DEPT; 8- 4- 2 5:09PM; 603 20306620 => 202 942 9525; #1/4

GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

02028301

02 APR -9 AM 9:27

SUPPL

4 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on Incorporation of subsidiaries of Genting International Public Limited Company, an indirect 57.6% owned subsidiary of Genting Berhad whose shares are quoted on the Luxembourg Stock Exchange for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
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bcc. The Bank of New York
101 Barclay Street
New York, NY 10286
Fax No: (212) 571-3050

Attention: Ms Violet Pagan

Messrs Puglisi & Associates
850 Library Avenue, Suite 204
P.O. Box 885
Newark, DE 19715
Fax No: 302-738-7210

Attention: Mr Donald J. Publisi

Form Version 2.0

General Announcement

Ownership transfer to GENTING/EDMS/KLSE on 08-04-2002 05:13:19 PM
Submitted by GENTING on 08-04-2002 05:14:34 PM
Reference No GG-020408-28D75

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **GENTING BERHAD**
*	Stock name	: **GENTING**
*	Stock code	: **3182**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

INCORPORATION OF SUBSIDIARIES OF GENTING INTERNATIONAL PUBLIC LIMITED COMPANY, AN INDIRECT SUBSIDIARY OF GENTING BERHAD WHOSE SHARES ARE QUOTED ON THE LUXEMBOURG STOCK EXCHANGE

* **Contents :-**

We wish to inform that Genting International Public Limited Company("GIPLC"), an indirect subsidiary of the Company whose shares are quoted on the Luxembourg Stock Exchange has incorporated the following subsidiary companies:

Name of Subsidiaries of GIPLC	*Date of Incorporation*	*No. of Shares owned*	*% of Ownership*
Genting International (Macau) Entertainment Limited	30 November 2001	10,000 ordinary shares of MOP $100/- each	100
Macau Star Limited	30 November 2001	9,000 ordinary shares of MOP$100/-	90

None of the Directors and substantial shareholders of the Company has any interest, direct or indirect in the incorporation by GIPLC of the abovementioned companies.

The aforesaid new subsidiaries are not expected to have any effect on the group's profit for 2002.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: